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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-43350 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2018 AND ENDING 12/31/2018
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ARIVE CAPITAL MARKETS LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8808 FIFTH AVENUE
(No. and Street)

BROOKLYN NY 11209
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
THOMAS SULLIVAN 212-687-5650
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

NAWROCKI SMITH LP
(Name – *if individual, state last, first, middle name*)

290 BROAD HOLLOW ROAD MELVILLE NY 11747
(Address) (City) (State) (Zip Code)

SEC Mail Processing
MAR 01 2019
Washington, DC

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*





RMS

# OATH OR AFFIRMATION

I, THOMAS SULLIVAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ARIVE CAPITAL MARKETS LLC, as of DECEMBER 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Thomas Sull
Signature

FINOP
Title

2/26/19
Notary Public

PATRICIA O'NEIL GIGLIA
Notary Public, State of New York
Registration #01O 4753600
Qualified In Nassau County
Commission Expires Oct. 8, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Arive Capital Markets, LLC

Financial Statements and Supplementary Information
December 31, 2018

## Table of Contents

NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member's of
Arive Capital Markets, LLC:

## Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Arive Capital Markets, LLC., (the "Company") as of December 31, 2018, the related statements of operations, changes in member's equity, changes in liabilities subordinated to the claims of general creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion the financial statements present fairly, in all material respects, the financial position of Arive Capital Markets, LLC. as of December 31, 2018, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

These financial statements are the responsibility of Arive Capital Markets, LLC's management. Our responsibility is to express an opinion on Arive Capital Markets, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Arive Capital Markets, LLC., in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

## Supplementary Information

The information contained in Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of Arive Capital Markets, LLC's financial statements. The supplementary information is the responsibility of Arive Capital Markets, LLC's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Arive Capital Markets, LLC's auditor since 2015.

Melville, New York
February 28, 2019

Nawrocki Smith LLP

# Arive Capital Markets, LLC

Statement of Financial Condition
December 31, 2018

| | | |
|---|---|---|
| *Assets* | | |
| Cash | $ | 72,342 |
| Deposit with clearing organization | | 25,000 |
| Accounts receivable from related party | | 64,087 |
| Accounts receivable | | 3,193 |
| Prepaid assets | | 43,450 |
| Goodwill | | 65,000 |
| TOTAL ASSETS | $ | 273,072 |
| *Liabilities and Member's Equity* | | |
| Liabilities: | | |
| Accounts Payable and accrued expenses | $ | 104,597 |
| Subordinated debt | | 65,000 |
| Total liabilities | | 169,597 |
| Member's equity | | 103,475 |
| TOTAL LIABILITIES AND MEMBER'S EQUITY | $ | 273,072 |

See accompanying notes to financial statements.

# Arive Capital Markets, LLC

Statement of Operations
For the Year Ended December 31, 2018

| | | |
|---|---|---|
| Revenue: | | |
| Commissions | $ | 2,348,824 |
| Mutual Fund revenue | | 93,103 |
| Other | | 260,237 |
| Total revenue | | 2,702,164 |
| Expenses: | | |
| Commissions and compensation | | 2,019,993 |
| Regulatory and professional fees | | 241,370 |
| Communications | | 16,774 |
| Other | | 9,174 |
| Insurance | | 17,873 |
| Interest | | 9,689 |
| Occupancy | | 92,881 |
| Clearing fees | | 346,573 |
| Total operating expenses | | 2,754,327 |
| Net loss | $ | (52,163) |

See accompanying notes to financial statements.

# Arive Capital Markets, LLC

Statement of Changes in Member's Equity
For the Year Ended December 31, 2018

| | | |
|---|---|---|
| Balance at December 31, 2017 | $ | 106,588 |
| Member's Contributions | | 50,050 |
| Member's Distributions | | (1,000) |
| Net loss | | (52,163) |
| Balance at December 31, 2018 | $ | 103,475 |

See accompanying notes to financial statements.

# Arive Capital Markets, LLC

Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended December 31, 2018

| | |
|---|---|
| Subordinated debt at December 31, 2017 | $ 65,000 |
| Subordinated debt at December 31, 2018 | $ 65,000 |

See accompanying notes to financial statements.

# Arive Capital Markets, LLC

## Statement of Cash Flows
## For the Year Ended December 31, 2018

| | |
|---|---|
| Cash flows from operating activities: | |
| Net loss | $ (52,163) |
| Adjustments to reconcile net loss to net provided by operating activities: | |
| Accounts receivable from related party | 80,739 |
| Accounts receivable | 5,716 |
| Prepaid assets | 504 |
| Accounts payable and accrued expenses | (33,481) |
| Total adjustments | 53,478 |
| Net cash provided by operating activities | $ 1,315 |
| Cash flows from financing activities | |
| Member's Contributions | 50,050 |
| Member's Distributions | (1,000) |
| Net cash provided by financing activities | 49,050 |
| Net increase in cash | 50,365 |
| Cash at the beginning of year | 21,977 |
| Cash at the end of year | $ 72,342 |
| Supplementary Cash Flow Information: | |
| Cash paid for Interest | 9,689 |

See accompanying notes to financial statements

# Arive Capital Markets, LLC

Notes to Financial Statements

## Note 1 Business

### Principal Business Activity

Arive Capital Markets, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is engaged in the business of buying and selling securities on behalf of customers and raising capital for customers through private placement offerings. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from SEC Rule 15c3-3. The Company maintains a piggyback clearing agreement with Alexander Capital LP ("ACLP"). All securities transactions are ultimately cleared through correspondent clearing brokers RBC Capital Markets ("RBC") or COR Clearing ("COR") on a fully disclosed basis.

## Note 2 Summary of Significant Accounting Policies

### Agreement with Clearing Brokers

The Company under Rule 15c3-3(k)(2)(ii) is exempt from preparing a reserve formula computation and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its ultimate clearing brokers on a fully disclosed basis.

### Goodwill

The Company evaluates goodwill on an annual basis or more frequently if management believes indicators of impairment exist. Such indicators could include, but are not limited to (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator. The Company's evaluation of goodwill completed as of December 31, 2018, resulted in no impairment losses.

Commissions

Commissions and related clearing expenses that are administered via RBC are currently recorded on a settlement date basis due to the existing accounting protocol at RBC. Commissions and related clearing expenses that are administered via COR Clearing are currently recorded on a trade date basis due to the existing accounting protocol at COR. There are no material differences between trade date and settlement date amounts.

Income Taxes

The Company is organized as a Limited Liability Corporation. In lieu of corporate income taxes, the shareholder is taxed on the Company's taxable income. Therefore, no liability for income taxes is presented in these financial statements.

Income tax returns for the year ended 2017 have not been examined by the applicable federal and state tax authorities. The Company has not yet filed its income tax returns for the year ended December 31, 2018.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires Company management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## Note 3 Deposit with Clearing Organization

The Company clears certain of its customer transactions through another broker-dealer which in turn introduces those trades to major correspondent clearing firms on a fully disclosed basis. The Company earns commission revenue from its clearing broker for customer transactions. Commissions are earned on settlement date or trade date and recorded as a receivable by the Company. The receivable is generally paid within 10 days of month-end. The Company is required to maintain a minimum $25,000 deposit with one organization to collateralize certain transactions.

## Note 4 Operating Lease

The Company has entered into agreements with its branch office representatives where each office is responsible for rent and office equipment. Total main office rent expense for the year ended December 31, 2018, was $84,000. There is a one-year lease in place for the main office which will expire on December 31, 2019.

## Note 5 Concentration of Credit Risk

Financial instruments that subject the Company to possible credit risk consist principally of accounts receivable, which are unsecured. Accounts receivable are stated at the amount the Company expects to collect. No allowance for doubtful accounts is deemed necessary at December 31, 2018, and the Company has not experienced any losses from such accounts.

### Cash

The Company maintains its cash balances at multiple financial institutions. At times, the amount on deposit at these institutions may exceed the maximum balance insured by the Federal Deposit Insurance Corporation ("FDIC").

## Note 6 Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2018, the Company had net capital of $56,832 and a net capital requirement of $6,973.

## Note 7 Subordinated Debt

On December 5, 2013, members of Arive Capital Holdings LLC loaned $100,001 to the Company for working capital. The loans matured on December 5, 2018. The interest rate is stated on each agreement at 8.25% and is payable at the maturity date or earlier at the discretion of the Company. This debt is subordinated to all other creditors of the Company.

In August 2016, three subordinated lenders of Arive Capital Holdings LLC forgave their loans which comprised a total of $35,001. Consequently, $65,000 of subordinated loans remain.

In December 2018, the $65,000 subordinated loan matured. The lender was paid the accrued interest due him. This loan was re-established, is scheduled to mature on December 5, 2019 and carries an interest rate of 8.25%.

Note 8 Related Party Transactions

Through partial commonality of ownership, ACM has two related parties. ACM clears its securities transactions into RBC and COR through ACLP. ACM remitted approximately $49,000 in administrative fees to ACLP. Nesa Management owns ACLP. LibertyView Holdings owns 75.1 percent of the Company. Nesa and LibertyView are substantially owned by the same individuals.

Note 9 Other Income

Handling fees earned by the Company via introducing business into correspondent clearing firms comprise Other Income.

Note 10 Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 11 Management's Plan

For the fiscal years ending December 31, 2017, 2016 and 2015 the company had a net profit of $55,563 and net losses of $6,407 and $136,143, respectively. In 2018, the company sustained a net loss of $52,163. Management has been granted approved for an expansion of business with FINRA, the company's self-regulating organization. This approval includes the permission to add additional revenue-producing personnel and transact business in more products.

Note 12 Subsequent Events

Management has evaluated the possibility of subsequent events existing in the Company's financial statements through February 28, 2019, the date the financial statements were available to be issued. Management has determined that there are no material events that would require adjustment to or disclosure in the Company's financial statements.

# Supplementary Information

# Arive Capital Markets, LLC

Computation of Net Capital pursuant to SEC Rule 15c3-1 and Statement pursuant to SEC Rule 17a-5(d)(4)
December 31, 2018

| | | |
|---|---|---|
| Net capital: | | |
| Member's equity | $ | 103,475 |
| Subordinated debt | | 65,000 |
| Total member's equity | | 168,475 |
| Deductions and/or charges: | | |
| Nonallowable assets: | | |
| Prepaid expenses | | 43,450 |
| Goodwill | | 65,000 |
| Commissions receivable | | 3,193 |
| Total nonallowable assets | | 111,643 |
| Net capital | $ | 56,832 |
| Aggregate indebtedness | $ | 104,597 |
| Net capital requirement | $ | 6,973 |
| Excess net capital | $ | 49,860 |
| Ratio: Aggregate indebtedness to net capital | | 1.84 to 1 |

**Statement Pursuant to Rule 17a-5(d)(4)**

A reconciliation with the Company's computation of net capital as reported in the unaudited Part IIA of Form X-17A-5 was not prepared as there are no material differences between the Company's computation of net capital and the computation detailed above.

See Independent Auditor's Report.

# Arive Capital Markets, LLC

## Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company clears transactions on a fully disclosed basis and does not carry customer accounts and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(ii).

# Arive Capital Markets, LLC

February 28, 2019

Exemption Report

Arive Capital Markets LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3: (k)(2)(ii)

The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Thomas Sullivan, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member's of
Arive Capital Markets, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Arive Capital Markets, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Melville, New York
February 28, 2019

Nawrocki Smith LLP

NawrockiSmith

CERTIFIED PUBLIC ACCOUNTANTS

**INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)**

To the Member's of
Arive Capital Markets, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2018, which were agreed to by Arive Capital Markets, LLC (the "Company"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the total revenue amount reported on the annual audited report Form X-17A-5 Part III for the year ended December 31, 2018, with the total revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Melville, New York
February 28, 2019

Nawrocki Smith LLP